CLETHA A. WALSTRAND

Attorney at Law

1328 East 600 North

Bountiful, UT  84010

Office: 801-295-0089  Fax: 801-295-3458

cwalstrand@networld.com

January 19, 2006

United States Securities and Exchange Commission

Attn:  Mr. Jay Mumford

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:

RNS Software, Inc.

Registration Statement on Form SB-2

Filed November 2, 2005

File No. 333-129388

Dear Mr. Mumford:

RNS Software, Inc., (the “Company”), has received your comment letter dated January 12, 2006, (“comment letter”) pertaining to the above referenced registration statement on Form SB-2 (the “Registration Statement”).  Amendment No. 2 to the Registration Statement (“Amendment”) is being filed under separate cover.  The Amendment as filed is marked to show changes in the manner required by Regulation S-T.

This letter contains the Company’s responses to the comment letter.  Under cover of this letter, we are sending you 2 hard copies of the Amendment, one marked to show changes and one without changes marked.  To assist the staff of the Commission in completing its review of the Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

Summary

1.

We note your response to our prior comment 1 from our letter dated November 22.  In the summary, please briefly explain your use of the “customer database” you identify.

Response:

We have revised the first paragraph in our summary to explain the use of our customer database as requested

2.

We note your response to our prior comment 2. In the fourth paragraph of the summary, please clarify whether you have sold any of your products to date.

Response:

We have revised this paragraph to include a statement that we have not sold any of our products or services as of the date of this prospectus.

Risk Factors. page 3

We have only limited protection of our proprietary rights..., page 5

___________________________________________________

United States Securities and Exchange Commission

Attn:  Mr. Jay Mumford

January 19, 2006

3.

Please disclose that you have not sought to register your trademarks.

Response:

We have revised this paragraph to include a statement that we have not sought to register any trademarks.

Use of Proceeds, Page 9

4.

We note your response to our prior comment 7. Please explain to us how $2,000 in management services were incurred, and yet only $400 remain to be paid.

Response:

At September 30, 2000, the Company paid $2,000 for management services and had a balance outstanding of $400.  In other words, the entire management fee owed of $2,400 was not paid in full, only $2,000 was paid and charged to operations.

5.

Please clearly and prominently quantify the exact amounts to be paid to Mr. Susin from your proceeds.

Response:

We have revised our notes under the Use of Proceeds section to quantify the exact amounts to be paid to Mr. Susin.

Summary Compensation Table. page 16

6.

Please update your disclosures to reflect information as of the last completed fiscal year pursuant to Item 402 of Regulation S-B Item 28. page 9

Response:

We have updated the Summary Compensation Table to reflect information as of

December 31, 2005.

7.

Please update your undertakings to those in effect after December 1, 2005.  Please see Release 33-8591.

Response:

We have updated our undertakings as requested.

At such time as RNS requests acceleration of the effective date of the pending registration statement, it shall furnish a letter, at the time of such request, acknowledging that:

•

should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

__________________________________________________

United States Securities and Exchange Commission

Attn:  Mr. Jay Mumford

January 19, 2006

If you have any questions or require additional information, please notify me directly.

Very truly yours,

/s/ Cletha A. Walstrand

Cletha A. Walstrand

Attorney at Law

enclosures

__________________________________________________